Exhibit 99.1

MEDIA RELEASE

March 1, 2023

Algoma Steel Group Announces Renewal of Normal Course Issuer Bid

SAULT STE. MARIE, ONTARIO (March 1, 2023) – Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or “the Company”) announced today that the Toronto Stock Exchange (the “TSX”) has approved the Company’s intention to renew its normal course issuer bid (“NCIB”) for a portion of its common shares (“Shares”) as appropriate opportunities arise from time to time. The Company believes that the market price of the Shares may not, from time to time, fully reflect their value and accordingly the purchase of Shares would be in the best interests of the Company and an attractive use of available funds.

Pursuant to the NCIB, the Company may acquire, from time to time, over a period of 12 months starting March 6, 2023 and ending March 5, 2024, up to a maximum of 5,178,394 of its Shares, or approximately 5% of its 103,567,884 issued and outstanding Shares as of February 28, 2023. In accordance with TSX rules, the number of Shares that can be purchased pursuant to the NCIB is subject to a current daily maximum of 50,984 Shares (which is equal to 25% of 203,938 Shares, being the average daily trading volume during the last six calendar months), subject to certain exceptions prescribed by the TSX, including block purchase exceptions. In addition, all purchases under the NCIB will be conducted in accordance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The NCIB commences on March 6, 2023 and will terminate on the earlier of March 5, 2024, or such earlier time as the Company completes its purchases pursuant to the NCIB or provides notice of termination. Purchases under the NCIB will be made through the facilities of the TSX, NASDAQ or through alternative Canadian systems and in accordance with applicable regulatory requirements at a price per Share equal to the market price at the time of acquisition. All Shares purchased under the NCIB will be cancelled upon their purchase.

In connection with the NCIB, the Company has entered into an automatic repurchase plan (the “Plan”) with its designated broker. The Plan is intended to allow for the purchase of Shares under the NCIB at times when it would ordinarily not be permitted to purchase shares due to regulatory restrictions and customary self-imposed blackout periods. The Plan is also intended to meet the requirements of Rule 10b5-1 under the Exchange Act. The Plan constitutes an “automatic securities purchase plan” for purposes of applicable Canadian securities legislation and has been reviewed by the TSX.

Under Algoma’s normal course issuer bid expiring March 2, 2023 (the “2022 NCIB”), Algoma received approval from the TSX to purchase for cancellation up to a maximum of 7,397,889 Shares, or approximately 5% of the Company’s 147,957,790 outstanding Shares at the time of approval. Pursuant to the 2022 NCIB, the Company has repurchased and cancelled 3,364,262 Shares, at a weighted average purchase price of approximately US$8.5146 per Share through market purchases on the TSX, Nasdaq and other Canadian alternative trading systems.

About Algoma Steel Group Inc.

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. Driven by a purpose to build better lives and a greener future, Algoma is positioned to deliver responsive, customer-driven product solutions to applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in North America and is the only producer of discrete plate products in Canada. Its state-of-the-art Direct Strip Production Complex (“DSPC”) is one of the lowest-cost producers of hot rolled sheet steel (HRC) in North America.

Algoma is on a transformation journey, modernizing its plate mill and adopting electric arc technology that builds on the strong principles of recycling and environmental stewardship to significantly lower carbon emissions. Today Algoma is investing in its people and processes, working safely, as a team to become one of North America’s leading producers of green steel.

As a founding industry in their community, Algoma is drawing on the best of its rich steelmaking tradition to deliver greater value, offering North America the comfort of a secure steel supply and a sustainable future as your partner in steel.

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward looking statements”), including statements regarding Algoma’s strategic objectives. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “design,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document. Readers should also consider the other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Algoma’s Annual Report on Form 20-F, filed by Algoma with the Ontario Securities Commission (the “OSC”) (available under the company’s SEDAR profile at www.sedar.com) and with the SEC (available at www.sec.gov), as well as in Algoma’s current reports with the OSC and SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:

Michael Moraca

Treasurer & Investor Relations Officer

Algoma Steel Group Inc.

Phone: +1.705.945.3300

E-mail: IR@algoma.com